SECUI 05038683 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CF Global Trading, LLC ~~and subsidiaries~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

860 Canal Street
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Chace (646) 282-5685
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) New York (State) 1001' (Zip Cod

SEC MAIL PROCESSING SECTION MAR 01 2005 WASH, D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18

OATH OR AFFIRMATION

I, Scott Chace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm CF Global Trading, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

S.W. Chace
Signature

Managing Partner
Title

DENNIS R. ORGERA
NOTARY PUBLIC
COMMISSION EXPIRES OCT. 31, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
CF Global Trading, LLC
Stamford, Connecticut

We have audited the accompanying consolidated statement of financial condition of CF Global Trading, LLC and subsidiaries (the "Company") as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 10, 2005

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 3,603,761
Due from brokers	3,240,267
Securities owned - at fair value	330,772
Furniture, equipment and leasehold improvements, at cost - net of accumulated depreciation and amortization of $407,172	682,082
Other assets	361,150
	$ 8,218,032
LIABILITIES	
Accounts payable and accrued expenses	$ 2,541,368
Commitments and contingencies	
MEMBERS' CAPITAL	5,676,664
	$ 8,218,032

See notes to consolidated statement of financial condition

NOTE A - NATURE OF BUSINESS

CF Global Trading, LLC (the "Parent"), a Delaware limited liability company, was organized on April 18, 2000. The Parent is a registered broker-dealer and a member of the National Association of Securities Dealers. The Parent was organized for the principal purpose of engaging in international securities brokerage business and acts as an introducing broker for institutional customers. It clears all transactions through other broker-dealers on a fully disclosed basis. The Parent shall continue until December 18, 2018 and thereafter from year to year unless dissolved before such date, as allowed for in the Amended Limited Liability Company Agreement (the "Agreement").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Principles of consolidation:

The financial statements of CF Global Trading, LLC and subsidiaries (collectively the "Company") include the accounts of CF Global Trading, LLC and its wholly owned subsidiaries CF Global (HK) Limited, incorporated in Hong Kong and CF Global (UK) Limited, incorporated in London. All intercompany transactions and balances have been eliminated in consolidation.

[2] Cash and cash equivalents:

The Company considers money market funds and all investment instruments purchased with a maturity of three months or less to be cash equivalents.

[3] Commissions:

Commissions and related clearing expenses are recorded on a trade date basis.

[4] Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, while income statement accounts are translated at average exchange rates for the year. Gains or losses resulting from foreign currency transactions are included in net income.

[5] Securities valuation:

Securities listed on a national securities exchange are valued at their last sales price. Securities which are not listed on a national securities exchange are valued at their last closing bid prices if held long by the Company and their last closing asked prices if held short by the Company.

Securities for which exchange quotations are not readily available are valued using estimated fair values as determined by the Managing Member in good faith using consistently applied methods and procedures established by the Managing Member. Investments in limited partnerships for which exchange quotations are not readily available are valued by the Managing Member based upon the net asset value as provided by the underlying investment manager.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Furniture, equipment and leasehold improvements:

Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or term of the lease, whichever is shorter.

[7] Income taxes:

The Parent is a limited liability company and is not subject to taxation; however, the members are required to report their share of the Company's income and loss items on their individual tax returns.

[8] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - MEMBERS' CAPITAL

Prior to August 1, 2004, members' capital consisted of common interests and preferred interests.

The preferred interest members were entitled to a cumulative preferred return equal to 8%, annually, of their aggregate cash capital contributions.

On July 31, 2004, as provided for in the Agreement, the Company paid $1,035,000 to the preferred interest members in full redemption of their preferred interests. Simultaneously, all of the preferred members exercised their option to acquire, for an aggregate purchase price of $8,000, common interests as set forth in the Agreement.

Subsequent to July 31, 2004, all members own common interests and income is allocated among the common interest members based on their participating percentages, as defined in the Agreement.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2004, the Company had net capital of $1,590,405, which was $1,420,980 in excess of its required net capital of $169,425. The Company's ratio of aggregate indebtedness to net capital was 1.60 to 1.

CF Global (HK) Limited is a securities dealer licensed by the Hong Kong Securities and Futures Commission, and is required to maintain liquid capital of $384,615 as of December 31, 2004. As of December 31, 2004, CF Global (HK) Limited is in compliance with this requirement.

CF Global (UK) Limited is a securities dealer licensed by the Financial Services Authority and is required to maintain liquid capital of $111,601 plus 92% of illiquid assets in excess of 25% of its net assets, which at December 31, 2004 was $161,224. As of December 31, 2004, CF Global (UK) Limited is in compliance with this requirement.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)2(i) of such rule.

NOTE E - COMMITMENTS AND CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. The Company utilizes clearing brokers that are highly capitalized and members of major securities exchanges.

The Company's subsidiaries occupy office space under various noncancelable operating leases with terms expiring through 2009. Minimum rental commitments under noncancelable leases are as follows:

2005	$ 265,000
2006	182,000
2007	182,000
2008	182,000
2009	31,000
	$ 842,000

NOTE F - RELATED PARTY TRANSACTIONS

The Parent subleases office space from one of its members. Total rent expense under this lease was approximately $63,000 for the period ended December 31, 2004.